
05008189

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

10 May 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH, D.C. 203 SECTION

Dear Sirs,

SUPPL

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary


MAY 24 2005
THOMSON
FINANCIAL


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE


82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

6 May 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH., D.C.
203
SECTION

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRESENTATION BY HEAD OF REINSURANCE TO INVESTORS

Mr Jan van der Schalk, Head of Reinsurance at IAG will be making a presentation to a group of investors at a conference today. The materials he will be using are attached for information.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attached: 11 pages


IAG
Insurance
Australia
Group

Reinsurance @ IAG

Jan van der Schalk, Head of Reinsurance

Insurance Australia Group Limited

6 May 2005


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE

Insurance Australia Group Limited
ABN 60 090 739 923

Reinsurance @ IAG


IAG
Insurance
Australia
Group

- Reinsurance as capital
- IAG Re – why & how
- Modelling catastrophies
- Counterparty credit valuation


NRMA
INSURANCE
SGIO
SGIC
CGU
swann
insurance
STATE

Reinsurance within IAG


IAG
Insurance
Australia
Group

- Provision of capital
  - Purchase protection against extreme, severe events (> 1:100 probability)
  - Core risk management tool
- Earnings volatility mitigation
  - Smooth unexpected deviations from budgeted loss ratios (max retained loss from single event = 2% of net earned premiums)
  - Enables businesses to have greater certainty of results
- Achieve greater capital efficiency
  - Reinsurance can be used to minimise/optimise the capital we put at risk through 'borrowing' our counterparties' capital at a discount to our capital cost


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE

IAG Re governance


IAG
Insurance
Australia
Group

- Domiciled in Ireland, separate Board with 3 external Directors
- APRA regulated
- Direct report to Deputy-CEO
- Strategy and execution approved by IAG's ALCo (executives) and RMCC (IAG non-executive directors)


NRMA
INSURANCE
SGIO

SGIC

CGU

swann
insurance

STATE

N4

IAG Re: how it works


IAG
Insurance
Australia
Group


IAG commercial
IMA
PLI -- IAG & CGU
Marine
Commercial motor
Various
NZI
Aus commercial surplus
IAG Re
NZ commercial surplus
MAIN CAT:
$3.4bn xs $100m
LAWNMOWER:
Various covers giving both vertical and sideways protection

- Individual entities retain risk based on their capital and risk appetite – the chart reflects the group perspective


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE

IAG Re & Canberra bushfires

How does it operate? With Canberra IAG loss @ $110m


IAG
Insurance
Australia
Group


Business
Unit/Entities
CGU
Gross: $20m
No ri recovery
IMA
Gross: $85m
After ri: $30m
SGIO/SGIC
Gross: $5m
After ri: $3m
NRMAI
No loss
Captive
IAG Re
Pays IMA $55m & SGIO/SGIC $2m =$57m
Combines IAG Re loss of $57m with
BU nets CGU $20m + IMA $30m+ SGIO/SGIC $3m =$53m and
Recovers excess of $70m (= $40m)
IAG Re net: $17m ($57m less $40m)
External
Entities
REINSURERS
Pay all losses excess of $70m up to $110m i.e. $40m
Premiums
Claims
Note: illustrative only – these limits no longer apply


NRMA
INSURANCE


SGIO


SGIC


CGU


swann
insurance


STATE



Reinsurance process



Risk Assessment and Determination of reinsurance requirement of business units

↓

Rating and Pricing of these covers

↓

Determine parameters of DFA

↓

Analyse underwriting result for the risks taken

↓

Determine the level of risk retention in IAG RE and Retrocession

↓ ↑

Formulate Placement policy and strategy

↓

Model final placements into the DFA

↓

Analyse profit result and Capital Adequacy

Reinsurance Market conditions

Minimum APRA Guidelines

IAG Risk Management Strategy

Prepare required documentation and execute reinsurance transactions

↓

Efficiently manage all payments and receipts in respect of these transactions throughout the year

DFA = dynamic financial analysis of Group activities















Catastrophe modelling


IAG
Insurance
Australia
Group

IAG/CG - Australia and NZ combined

Layer	Limit	Excess	Fitted B. Cost	Expected Loss Costs: Other Aus	Cyclone	AUS eq	Other NZ	NZ eq	Sum	Reinst Adj
4	500	500	1.92%	1.68%	0.46%	1.93%	0.21%	0.88%	5.16%	5.16%

	AUSTRALIA													
Layer	IAG Re			RMS		AIR		IF			Eqecat		HailAUS
	Other	Cyclone	EQ	Wind	EQ	Wind	EQ	Wind	EQ	Other	Wind	EQ	
4	1.74%	0.60%	1.44%	2.00%	2.49%	0.14%	2.22%	0.53%	1.56%	1.01%	0.27%	7.97%	1.38%

	NEW ZEALAND					
Layer	IAG Re		RMS	Eqecat	AIR	GAPQuake
4	0.21%	0.83%	1.32%	0.08%	1.00%	0.38%


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0

- Reliance on one model considered inappropriate
- Multiple models reviewed and blended model adopted


NRMA INSURANCE
SGIO
SGIC
CGU
swann insurance
STATE
N4

Catastrophe: Programme diagram


IAG
Insurance
Australia
Group


$3,500m
$2,500m
$2,000m
$200m
$100m
1st event
2nd event
3rd event
4th event
EQ only NZ
All perils ex NZ EQ
1st event layers split:
a) 70% NZ EQ, no reinstatement
b) All perils, ex NZ EQ, 1 (free) reinstatement
All perils: Aus & NZ
1,800m xs 200m
25m xs 75m
All: 25m xs 50m
Aggregate cover: 150m xs 100m

- APRA requires catastrophe cover to be purchased to cover single event risk to 1:250 year level
- IAG modelled limits exceed this by looking at it as 1:250 event on a whole of portfolio basis


NRMA
INSURANCE


SGIO


SGIC


CGU


swann
insurance


STATE



Counterparty credit – S&P rating trend 2001 – 2003


IAG
Insurance
Australia
Group

Gross premiums: Top 20 reinsurers worldwide

USD bn

45
40
35
30
25
20
15
10
5
0

AAA AA+ AA AA- A+ A A- BBB+ BBB BBB- NR

■ 2001 ■ 2002 ▨ 2003

IAG Re catastrophe

2001: 69% >AA

2002: 68% >AA

2003: 46% >AA

2004: 64% >AA

2005: 70% >AA


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


Counterparty credit – a method for valuing reinsurance


IAG
Insurance
Australia
Group

Cover	Event probability band		Event probability	Severity factor			Adjusted CPR limit
				Modelling	Systemic	Total	
Catastrophe	>20%		100%		0.10		9.12
	10%-20%		15.0%		0.67		20.41
	5%-10%		7.0%		1.43		21.04
	1%-5%		3.0%		3.33		27.92
	<1%		1.0%		10.00		
Risk excess	>30%		100%		0.10		
	5%-30%		17.0%		0.59		
	<5%		5.0%		2.00		
Surplus	largest Aus. Event limit		1.0%		10.00		
	Wellington		1.0%		10.00		
Facultative	largest ICA zone		1.0%		10.00		
Other			0.1%		-		
Total		995					

- Counterparty limits are established for each type of cover reflecting the probability and severity of the event that would underlie claiming on the cover


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


Counterparty credit – IAG Re model output


IAG
Insurance
Australia
Group

Rating:		Default probability
S&P		0.89%
Bests		0.60%
Moody's		0.81%
Weighted default probability		0.77%

CPR status	Actual
XOL Recoveries – short	1.9
XOL Recoveries – long	71.5
Prop / Fac	0.8
Other Recoveries – xol	9.6
UEP XOL	16.2
UEP (Prop and Facultative)	3.7
Contingent short	153.01
Contingent long	11.87

Adjusted CPR score	**269**
Maximum limit for rating:	**276**
Utilisation	***97%***

- This is the form of output that the model generates for each reinsurer to which it is applied
- Takes account of credit rating, debtors, IBNR/IBNER and live covers


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE


Conclusion


IAG
Insurance
Australia
Group

- Reinsurance is an integral part of IAG's capital and risk management
- Value add potential and sophistication have increased and continue to evolve


NRMA
INSURANCE
SGIO
SGIC
CGU
swann insurance
STATE



Questions









Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	215,837
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $5 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 April 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,594,194,890 ✓	Ordinary
3,500,000 ✓	Reset Preference Shares (IAGPA)
2,000,000 ✓	Reset Preference Shares (IAGPB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	993,082	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 April 2005
(Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

82-34821

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	29 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2005
No. of securities held prior to change	1. 1,128,919 (Direct interest) 2. 60,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Class	Ordinary Shares
Number acquired	21,140
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$133,070

No. of securities held after change	1. 1,150,059 (Direct interest) 2. 60,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of ordinary shares under Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

20 April 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRESENTATION BY CGU CEO TO INVESTORS

Mr Mario Pirone, CEO of CGU Insurance (ie the Australian insurance operations of IAG) will be making a presentation to a group of investors today. The materials he will be using are attached for information.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attached: 11 pages


NRMA

SGIC

CGU

swann insurance


CGU

CGU Insurance

Mario Pirone
Chief Executive Officer

20 April 2005

Contents


CGU


CGU

CGU Business

- Product / Distribution
- Operational Structure
- Customer

CGU's portfolio (risk business) is weighted towards SME's for both commercial & personal lines in city and regional markets…


CGU

GWP by class


Personal lines 17.2%
Workers' comp risk 11.2%
Commercial lines 71.6%

Commercial lines GWP by segment


Corporate >$100k premium 9.6%
Small: < $5k premium 49.6%
Medium: $5-100k premium 40.8%

Workers' comp. risk GWP by segment


Small: < $5k premium 9.2%
Corporate >$100k premium 51.1%
Medium: $5-100k premium 39.7%

Key aspect of the strategy is to develop Centres of Technical Excellence which improve risk selection and provide CGU distribution with strong marketing opportunities with the broker market


CGU

Centres of Technical Excellence
** Developing Centres of Excellence
Product / Class
Professional risks
Workers' comp.
Motor trades
Home warranty
Premium funding
Marine**
Engineering/ Construction**
Motor fleet**
Specialist Segment
Facilities
Affinity
Cluster groups
Corporate
Rural
Distribution networks
Customers

External surveys rate CGU highly in customer service & products…claims service in personal lines is an area for improvement


CGU

JP MORGAN SURVEY 2004*

HIGHLIGHTS

- Ranked #3 overall by Major Brokers and Middle Market Brokers
- Ranked #1 in professional indemnity and directors & officers products
- Ranked in the Top 3 for key broker measures in underwriting, product design, policy administration, sales support and staff knowledge

AREAS FOR IMPROVEMENT

- Not rated in Top 3 for claims administration by Major Brokers

NIBA BROKER SURVEY 2004*

HIGHLIGHTS

- CGU rated No1 for the most insurance placed. QBE rated No2
- CGU rated above industry average on 3 of the top 5 key factors used by brokers in selecting an insurer
  - Financial stability
  - Policy conditions
  - Flexibility / willingness to negotiate
- CGU flagship "Business Package Policy" rated No1 product in its class

AREAS FOR IMPROVEMENT

- CGU rated lowest in market for claims handling. Broker feedback indicating emphasis on personal lines models

* Key independent industry surveys


CGU

Contents

Market conditions


CGU

- Pricing
  - Corporate commercial
  - SME Commercial
  - Workers' compensation
- Reinsurance
- Customers
  - Remuneration
  - Profiling
- Tort law reform
  - Liability
  - Professional indemnity
- People
  - Competition for talent
  - Technical expertise


CGU

Contents


CGU

Strategic response

- Growth
  - New product segments
  - Customer profiling
- Profitability
  - Technical pricing
  - Business mix
  - Expense management
- Customer
  - Claims models
  - eCommerce
- People
  - Engagement
  - Insurance academy


CGU

82-34821

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

18 April 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CHANGE TO IAG'S DIVIDEND PAYMENT METHOD

Please find attach a letter addressed to holders of IAG ordinary shares with registered addresses in Australia advising a change to IAG's dividend payment method from October 2005. This letter, with relevant attachments, will be sent to shareholders today.

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

82-34821

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

18 April 2005


IAG
Insurance
Australia
Group

Dear Shareholder

An important change to our dividend payment method

From October 2005 Insurance Australia Group Limited (IAG) will pay all future dividend payments into shareholders' nominated Australian bank or financial institution accounts by direct credit, or into the dividend reinvestment plan.

That is, we will no longer pay dividends by cheque.

If IAG already pays your dividend payments into your nominated account, or you participate in the dividend reinvestment plan (and you wish to continue with these arrangements), you don't have to read this letter.

Why has the dividend payment method changed?

Direct crediting is a much more secure and convenient way for you to receive your dividend payments than by cheque. These are some of the benefits to you:

- Dividends are credited to your account on the payment date as cleared funds, which means that you can immediately use your funds, instead of first having to deposit your cheque and then waiting for the funds to clear before accessing your money;
- It removes the risk of loss, fraud or theft of your dividend payment cheques; and
- It will generate savings for the company, which benefits all shareholders, because paying by direct credit is less expensive than using cheques and reduces the cost of issuing large numbers of replacement payments for those cheques that go missing.

What are your options for future dividend payments?

As we will no longer be issuing dividend cheques, you need to choose another method of receiving your dividend payments. These are your options:

- We can pay all your future dividends into your Australian bank or financial institution; or
- We can pay some of your future dividends into your account, and some can participate in IAG's dividend reinvestment plan; or
- All your future dividends can participate in IAG's dividend reinvestment plan.